File No. 70-9541

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Northeast Utilities,	)	
The Connecticut Light and Power Company,	)	
Public Service Company of New Hampshire,	)	
Western Massachusetts Electric Company,	)	
NU Enterprises, Inc.,	)	CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,	)	UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company,	)	COMPANY ACT OF 1935
Select Energy, Inc.,	)	
Select Energy Services, Inc.,	)	
Select Energy Contracting, Inc.,	)	
Reeds Ferry Supply Co., Inc.,	)	
on Form U-1	)	

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the payment of dividends out of capital or unearned surplus and/or the repurchase of capital stock. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

For the quarter ended June 30, 2005, the following information is reported pursuant to the Order:

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

The Connecticut Light and Power Company (CL&P)	**As of June 30, 2005**	
	(Thousands of Dollars)	%
Common stockholder's equity		
Common stock	$ 60,352	1.8 %
Capital surplus, paid in	536,668	16.5
Retained earnings	356,456	11.0
Total common stockholder's equity	953,476	29.3
Preferred stock	116,200	3.6
Long-term and short-term debt	1,255,015	38.6
Rate reduction bonds	926,870	28.5
	$ 3,251,561	100.0 %

A common dividend of $13,458,507.15 was declared on June 20, 2005, and was paid to NU on June 30, 2005.

Public Service Company of New Hampshire (PSNH)	As of June 30, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity		
Common stock	$ -	- %
Capital surplus, paid in	171,289	12.8
Retained earnings	248,872	18.6
Total common stockholder's equity	420,161	31.4
Long-term and short-term debt	510,195	38.2
Rate reduction bonds	406,068	30.4
	$ 1,336,424	100.0 %

A common dividend of $6,127,758.00 was declared on June 20, 2005, and was paid to NU on June 30, 2005.

Western Massachusetts Electric Company (WMECO)	As of June 30, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity		
Common stock	$ 10,866	2.0 %
Capital surplus, paid in	80,204	14.8
Retained earnings	80,818	15.0
Total common stockholder's equity	171,888	31.8
Long-term and short-term debt	252,023	46.6
Rate reduction bonds	116,823	21.6
	$ 540,734	100.0 %

A common dividend of $1,921,166.26 was declared on June 20, 2005, and was paid to NU on June 30, 2005.

NU Enterprises, Inc. (NUEI)	As of June 30, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity		
Common stock	$ -	- %
Capital surplus, paid in	679,756	65.9
Retained earnings	(378,527)	(36.7)
Total common stockholder's equity	301,229	29.2
Long-term and short-term debt	729,851	70.8
	$ 1,031,080	100.0 %

A common dividend of $8,000,004.41 was declared on June 20, 2005, and was paid to NU on June 30, 2005.

There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

As of June 30, 2005, the senior secured (or, in the case of WMECO, senior unsecured) debt ratings issued by Standard and Poor's Corporation of CL&P, PSNH and WMECO are BBB+, BBB and BBB, respectively. Each company represents that such ratings are "investment grade" ratings.

3)   The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH and WMECO to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

NU represents that during the quarter ended June 30, 2005, internal cash funds available during the quarter, combined with financing activities set forth below, were sufficient to fund each company's normal business operations.

	Cash beginning of period 04/01/05	Net cash flows provided by operating activities	Net cash flows used in investing activities	Net cash flows provided by/ (used in) financing activities	Cash end of period 06/30/05
			(Thousands of Dollars)		
CL&P	$1,185	$30,972	$(62,374)	$32,457	$2,240
PSNH	1,434	54,171	(48,874)	(6,516)	215
WMECO	641	11,350	(6,998)	(4,992)	1

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

/s/ John P. Stack
_____
John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
August 25, 2005